UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jacada Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M6184R101

(CUSIP Number)

Alexander S. Glovsky, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101	SCHEDULE 13D

(1)	Names of Reporting Persons Kinetic Catalyst Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 182,653

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 182,653

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,653

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 9: 4.39%

(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. M6184R101	SCHEDULE 13D

(1)	Names of Reporting Persons Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 422,830

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 422,830

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 422,830

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 9: 10.16%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. M6184R101	SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the ordinary shares (the “Ordinary Shares”) of Jacada Ltd., an Israeli company (the “Issuer” or the “Corporation”), which has its principal executive offices at 11 Shenkar Street, P.O. Box 12175, Herzliya, 46725, Israel.

Item 2.	Identity and Background

This statement is filed on behalf of Kinetic Catalyst Partners, LLC (“Kinetic”) and Robert B. Ashton (“Ashton”), (collectively, the “Reporting Persons”). Kinetic is a Delaware limited liability company. Mr. Ashton is a citizen of the United States.  Ashton is the Portfolio Manager of Kinetic, and in this capacity has the sole power to direct the voting and disposition of the Ordinary Shares of the Issuer beneficially owned by Kinetic.

The principal business of each of Kinetic and Ashton is that of private investor.

The address of each of the Reporting Persons is 6 Occom Ridge, Hanover, NH 03755.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares beneficially owned by the Reporting Persons were acquired by purchase on the open market for an aggregate of $1,491,290 using Kinetic’s and Ashton’s cash resources.

Item 4.	Purpose of Transaction.

Each of Kinetic and Ashton acquired the Ordinary Shares in the ordinary course of its business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws.  The Reporting Persons may communicate with the Board of Directors of the Corporation regarding the composition of the Board of Directors.

Item 5.	Interest in Securities of the Issuer.

(a)  As of the date hereof, Ashton may be deemed to beneficially own 422,830 Ordinary Shares, which represents approximately 10.16% of the issued and outstanding Ordinary Shares. (1)  Such 422,830 Ordinary Shares consist of (i) 190,377 Ordinary Shares held by Ashton, individually, and in an IRA account over which he has sole voting and dispositive power, (ii) 49,800 Ordinary Shares that have been transferred as a gift to accounts for Ashton’s children established under the Uniform Transfer to Minors Act (“UTMA”), over which as trustee of such accounts, Ashton retains sole dispositive power and sole voting power, and (iii) 182,653 Ordinary Shares held by Kinetic. Ashton is the Portfolio Manager of Kinetic, and in this capacity has the sole power to direct the voting and disposition of the Ordinary Shares of the Issuer owned by Kinetic.

(1)  Based on 4,161,082 Ordinary Shares outstanding as of October 3, 2014, as reported in the Company’s Form 6-K filed on October 7, 2014.

CUSIP No. M6184R101	SCHEDULE 13D

Kinetic may be deemed to beneficially own 182,653 Ordinary Shares, which represents approximately 4.39% of the issued and outstanding Ordinary Shares.(2)

In sum, an aggregate of 422,830 Ordinary Shares, constituting approximately 10.16% of the Ordinary Shares outstanding, (3) are held by the Reporting Persons.

(b)         Ashton has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of 422,830 Ordinary Shares, and the shared power to vote or direct the vote or to dispose or direct the disposition of no Ordinary Shares.  See Item 5(a) above for a description of Ashton’s voting and dispositive power over such shares.

Kinetic has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of 182,653 Ordinary Shares, and the shared power to vote or direct the vote or to dispose or direct the disposition of no shares.  As noted elsewhere in this Schedule 13D, Ashton is the Portfolio Manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the Ordinary Shares of the Issuer owned by Kinetic.

(c)  During the past sixty days, the Reporting Persons have effected the following transactions, all of which were open market purchases:

Reporting Person	Date of Purchase	Number of Shares	Aggregate Purchase Price	Price Per Share

Kinetic Catalyst Partners	23-Dec-14	200	$682	$3.41
Robert Ashton	24-Dec-14	275	$933	$3.39
Robert Ashton	30-Dec-14	5,100	$17,295	$3.39
Robert Ashton	3-Feb-15	312	$1,093	$3.50
Kinetic Catalyst Partners	3-Feb-15	600	$2,127	$3.55
Robert Ashton	5-Feb-15	2,000	$7,783	$3.89
Kinetic Catalyst Partners	5-Feb-15	1,200	$4,684	$3.90
Robert Ashton	9-Feb-15	3,100	$13,224	$4.27
Kinetic Catalyst Partners	9-Feb-15	2,400	$10,305	$4.29
Robert Ashton	10-Feb-15	5,955	$26,738	$4.49

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are not parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None

(2)  See footnote 1.

(3)  See footnote 1.

CUSIP No. M6184R101	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated:  February 12, 2015

KINETIC CATALYST PARTNERS, LLC

By:	/s/ Robert B. Ashton
Name: Robert B. Ashton
Title: Manager

/s/ Robert B. Ashton
Robert B. Ashton